Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ los angeles • Palo Alto • washington, D.C. Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

May 5, 2017

Via EDGAR CORRESPONDENCE

Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CIT Group Inc.
Schedule TO-I filed April 27, 2017
Schedule TO-I/A filed May 1, 2017
SEC File No. 5–78411

Dear Ms. Chalk:

On behalf of CIT Group Inc. (the “Company”), we are responding to your comment letter dated May 2, 2017, regarding the Schedule TO-I referred to above (the “Schedule TO”) and the related Offer to Purchase (the “Offer to Purchase”). To assist your review, we have retyped the text of the Staff’s comments in bold below. The headings and pages below correspond to the headings and pages in the Offer to Purchase, and capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase. Our responses are based on information provided to us by the Company.

This letter and Amendment No. 2 to the Schedule TO are being filed electronically via the EDGAR system.

Schedule TO-I filed April 27, 2017 – Offer to Purchase

1.	The most recent trading price for the Shares before commencement of this Offer was significantly above the bottom of the range in the modified Dutch auction being used to conduct the Offer ($45.36 per Share versus $43.00 at the lowest end of the range). In future filings, this fact should be more prominently

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explained, including, as appropriate, on the cover page of the offer materials or any supplement. See Exchange Act Release No. 43069 (July 31, 2000) (“If the price offered is below the market price when the offer commences, the disclosure should clearly explain this prominently in the document.”) In this regard, we note the disclosure on page 9 in the Summary Term Sheet.

Response:

The Company acknowledges the Staff’s comment and will more prominently explain and display on future filings the closing price for the Shares on the business day prior to commencement of the Offer of $45.36 versus the lowest potential purchase price of $43.00. The Company has also amended the cover page of the Offer to Purchase to reflect this comment.

Cautionary Notice Regarding Forward-Looking Statements, page 10

2.	The safe harbor for forward-looking statement in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E (b)(2)(C) of the Securities Exchange Act of 1934. Please revise this section accordingly.

Response:

The Company acknowledges the Staff’s comment and has deleted the reference to the Private Securities Litigation Reform Act of 1995 from page 10 of the Offer to Purchase.

Determination of Validity; Rejection of Shares; Waiver of Defects…, page 24

3.	Clarify what you mean by the statement here that you will decide “all questions as to the number of shares to be accepted…” Our understanding from the Offer materials is that you are obligated to purchase $2,750,000,000 of Shares if the Offer is fully subscribed, or any lesser amount tendered if it is not. In this regard, the use of the phrase “up to” to modify a dollar amount in the context of this modified Dutch auction offer may be confusing. It is our understanding that while the number of Shares to be purchased will vary depending on the clearing price in the Offer, the dollar figure you are offering to purchase will not. Please advise or revise.

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Response:

The Company acknowledges that if less than $2,750,000,000 of Shares are properly tendered in the Offer and not properly withdrawn, the Company will accept all Shares properly tendered in the Offer and not properly withdrawn (unless it shall have amended the Offer to reduce the amount sought and extended the Expiration Date to the extent required by law). We also note that on page 15 of the Offer to Purchase, the Company states the following: “If Shares with an aggregate value of less than $2,750,000,000 are properly tendered and not properly withdrawn, we will buy all Shares properly tendered and not properly withdrawn.” To clarify this point, the Company has deleted the phrase “the number of Shares to be accepted,” in the second and third paragraphs on page 24 of the Offer to Purchase.

Conditions of the Offer, page 28

4.	Refer to the last paragraph in this section on page 29 of the Offer to Purchase, and specifically, to the following statement there: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time on or prior to the Expiration Date and from time to time.” If an event occurs while the Offer is pending that “triggers” one of the listed conditions here, you must promptly inform shareholders whether you will assert the condition and terminate the Offer, or waive or modify it and proceed. You may not, as this language implies, wait to make the determination until the Expiration Date, unless the language of the specific condition is such that it is to be determined at expiration. Please revise.

Response:

The Company has amended the final paragraph on page 29 of the Offer to Purchase to provide that if an event occurs while the Offer is pending that triggers one or more of the conditions listed on pages 28-29, the Company will, as promptly as practical, notify shareholders of the Company’s determination as to whether to (i) waive or modify the condition and continue the Offer, or (ii) terminate the Offer.

Miscellaneous, page 42

5.	You state that you will not accept tenders of Shares from or on behalf of stockholders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i), or revise this section to clarify, consistent with our guidance in Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

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Response:

The Company confirms that, consistent with Rule 13e-4(f)(9)(ii), it is referring only to excluding holders of common stock of the Company located in a U.S. state. Accordingly, the Company has amended the disclosure on page 42 of the Offer to Purchase to reflect that the Company intends to limit participation in the Offer only by such holders of common stock of the Company.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at (212) 558-3882 or, in my absence, Richard Kahn at (212) 558-4090 and in any event please let us know once you have completed the review process and have no further comments.

Very truly yours,

By:	/s/ David B. Harms
David B. Harms

cc:	Stuart Alderoty, Esq.
Executive Vice President, General Counsel and Secretary
CIT Group Inc.

cc:	Richard A. Kahn, Esq.
Sullivan & Cromwell LLP